Exhibit 99.1

THE INFORMATION CONTAINED WITHIN THIS ANNOUNCEMENT IS DEEMED BY THE COMPANY TO CONSTITUTE INSIDE INFORMATION AS STIPULATED UNDER THE EU MARKET ABUSE REGULATION (596/2014). UPON THE PUBLICATION OF THE ANNOUNCEMENT VIA A REGULATORY INFORMATION SERVICE, THIS INFORMATION IS CONSIDERED TO BE IN THE PUBLIC DOMAIN

Silence Therapeutics Announces Change to Executive Leadership Team

–	Company initiates search for U.S. based Chief Financial Officer as part of its strategy to build leading global RNAi business

8th October 2020

LONDON, Silence Therapeutics plc, AIM:SLN and Nasdaq: SLN (“Silence” or “the Company”), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today announces that, following its successful Nasdaq listing in September 2020, it has initiated a search for a Chief Financial Officer (CFO) based in the United States (U.S.).

Rob Quinn, the current CFO who is based in the United Kingdom, will leave the Company in January 2021 to take up a new position, following an orderly transfer of work.  A search for the new U.S. based CFO has commenced and a further announcement will be made in due course.

Mark Rothera, President and CEO of Silence Therapeutics plc, said: “During the course of this year the Company has gradually established and grown its presence in the U.S. with senior appointments based in Manhattan. In order to further exploit the potential of the U.S. market and strengthen our engagement with U.S. based investors, we are in the process of appointing a new U.S. based CFO.”

“Rob has decided to make a career move after helping Silence for more than three and a half years to strengthen its position as a player in the siRNA or genetic medicines’ arena and we thank him for his work and wish him well in the future.”

Iain Ross, Chairman of Silence Therapeutics plc, added: “I would like to take this opportunity to thank Rob personally for all he has done for Silence especially since being appointed CFO last year. He leaves the Company in a strong position both financially and operationally and we look forward to announcing his replacement in the U.S.”

Rob Quinn said: “I have thoroughly enjoyed my time at Silence seeing it transform through multiple partnering deals and most recently the successful Nasdaq listing.  I believe the company is well positioned to capitalise on the many opportunities ahead and wish the team well as I move on to my next role.”

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR & Corporate Communications	Tel: +1 (646) 637-3208
Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970

European IR and PR Consilium Strategic Communications Mary-Jane Elliott/Chris Welsh/Angela Gray silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700
U.S. IR Westwicke Partners Peter Vozzo peter.vozzo@westwicke.com	Tel: +1 (443) 213-0505

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence’s proprietary technology can be used to engineer short interfering ribonucleic acids (siRNAs) that bind specifically to and silence, through the RNAi pathway, almost any gene in the human genome to which siRNA can be delivered. Silence’s wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of Lipoprotein(a) and SLN124 to address beta-thalassemia and myelodysplastic syndrome. Silence is also developing a C3 targeting programme, SLN500, in partnership with Mallinckrodt Pharmaceuticals to reduce the expression of the C3 protein for the treatment of complement pathway-mediated diseases.  Silence maintains ongoing research and collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals and Takeda. For more information, please visit: https://www.silence-therapeutics.com/

The person who arranged for the release of this announcement on behalf of the Company was Mark Rothera, President and CEO.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the Company’s plans to engage a new Chief Financial Officer. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions.  Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.